

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 28, 2016

Via E-mail
Mr. Paal Kibsgaard
Chairman and Chief Executive Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe, 17th Floor
Houston, TX 77056

> **Re:** **Schlumberger N.V. (Schlumberger Limited)**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed January 27, 2016**
> **File No. 001-04601**

Dear Mr. Kibsgaard:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Management's Discussion and Analysis, page 15

General

1.   The discourse from your January 22, 2016 earnings call and various disclosures in your filing suggest that the risk/reward profile related to your SPM projects is substantially different from that of your base projects. We note that although you indicate there is financial alignment between you and the counterparties in these arrangements, as you share in the financial benefits of incremental production, you do not report volumes of production for each period presented or expected lifetime production for which you receive or expect to receive financial remuneration. Please address the following:

- Quantify the amount of revenues and pre-tax operating income associated with your SPM activities for all periods presented so that we can better understand any disproportionate impact to your consolidated results;

- Describe the economic outlook of these SPM arrangements relative to the expected payback period of the related investments and the overall timeframe in which you expect to receive financial remuneration from production;

- Refer to Item 4-10(a)(24) of Regulation S-X and specify how you have met the threshold of reasonably certain in quantifying the expected lifetime production for which you will receive remuneration, if considered and describe your estimation process;

- If there are significant amounts of SPM investments that are unevaluated as of each balance sheet date, please disclose the underlying amounts and your expectations in assessing whether the projects are viable.

Results of Operations

Fourth Quarter 2015 Results – Product Groups and Geographic Areas, page 16

2.   We note that revenues and pretax operating margin decreased significantly for each of your reportable segments during the fiscal year and quarter ended December 31, 2015 except that pretax operating margin of your Production Group increased for the quarter ended December 31, 2015. We note you identify the factors that primarily impacted, either positively or negatively, such performance but do not separately quantify such factors.   For example, you note that "Pretax operating margin of 11.3% increased 24 bps sequentially despite lower activity and increasing pricing weakness in pressure pumping services. The decline in pressure pumping margin was largely offset by the combination of accretive margin contributions from Schlumberger Production Management projects in Latin America and higher net earnings from the OneSubsea joint venture."

Given that you indicate multiple factors contributed to year over year changes, please quantify the impact of each factor to provide better insight into the changes in your results. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350 if you require further clarification or guidance.

General

3.   In your letter to us dated May 17, 2013, you described contacts with Syria and Sudan. We note your disclosure on page 62 about 2014 and 2015 government settlements relating to the sale of products and services in Sudan. We note also your disclosure in the 2014 10-K that you completed the wind down of your operations in Sudan during the fourth quarter of 2014. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and

anticipated contacts with Syria and Sudan since your 2013 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. In this regard, we note that your website provides contact information for Syria in several places, and a recent article reported that in 2011 a South African employee was promoted to be your geomarket HR manager for Sudan and South Sudan, a position he still holds. You should describe any products, services, technology or components you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

4. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

    As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In this regard, we note that you are listed on the February 29, 2016 Municipal Fire and Police Retirement System of Iowa Sudan Prohibited Companies List. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources